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AUG 28 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2018 (MM/DD/YY) AND ENDING June 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite #101
(No. and Street)

Grasonville	MD	21638
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O. Brittingham, Jr. (410) 827-4005
(Area Code – Telephone Number)

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, Inc.
(Name – *if individual, state last, first, middle name*)

955 Mount Hermon Rd.	Salisbury	MD	21804
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Ernest O. Brittingham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2022

JOAN TRUDY LEE NOTARY PUBLIC TALBOT COUNTY, MD

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Craig A. Walter
Mark A. Welsh

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON THE GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

To the Board of Directors
International Money Management Group, Inc.
Grasonville, MD 21638

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by International Money Management Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating International Money Management Group Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. International Money Management Group Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019. As a result of one year-end adjusting journal entry, the revenue as reported on the audited Form X-17A-5 for the year ended June 30, 2019 is $40 less than the total revenue reported in Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. As a result of one year-end adjusting journal entry, the adjustments reported in Form SIPC-7 are $40 more than the year-end supporting schedules.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. Due to a clerical error in the general assessment calculation, the total assessment paid for the year was $4.40 more than the recalculation.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment applied.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on International Money Management Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TGM Group LLC

TGM Group LLC
Salisbury, Maryland
August 22, 2019

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2019 and 2018

		2019		2018
ASSETS				
Cash and cash equivalents	$	36,802	$	73,733
Deposits with clearing organizations		50,000		50,000
Commissions receivable		20,747		22,814
Service fees receivable		43,873		44,952
Other assets		12,883		12,895
Deferred tax asset		6,210		6,248
Total assets	$	170,515	$	210,642
LIABILITIES				
Commissions payable	$	14,843	$	48,737
Service fees payable		30,711		31,467
Due to affiliate - BIC		32,572		38,140
Total liabilities		78,126		118,344
STOCKHOLDER'S EQUITY				
Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding	$	13,555	$	13,555
Additional paid-in capital		74,443		74,443
Retained earnings		4,391		4,300
Total stockholder's equity		92,389		92,298
Total liabilities and stockholder's equity	$	170,515	$	210,642

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME
For the Years Ended June 30, 2019 and 2018

		2019		2018
REVENUES				
Mutual fund	$	275,314	$	320,308
Stock and bond		167,927		267,652
Variable annuity and pension		45,311		60,789
Life insurance		562		1,848
FDIC Fees		16,097		11,111
Total revenues		505,211		661,708
EXPENSES				
Commissions and bonuses		214,476		356,268
Overhead		210,492		214,492
Licensing and insurance		2,143		8,696
Professional fees		14,062		8,348
Clearing		64,602		74,219
Miscellaneous		300		300
Total expenses		506,075		662,323
OTHER INCOME				
Interest, net		227		712
Miscellaneous		766		-
Total other income		993		712
Net Income Before Income Taxes		129		97
Provision for income tax (expense) benefit		(38)		1,046
NET INCOME	$	91	$	1,143

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2019 and 2018

	Capital stock				Additional		Retained		
	Shares		Amount		paid-in capital		Earnings		Total
Balances, June 30, 2017	271,136	$	13,555	$	74,443	$	3,157	$	91,155
Net income	-		-		-		1,143		1,143
Balances, June 30, 2018	271,136	$	13,555	$	74,443	$	4,300	$	92,298
Net income	-		-		-		91		91
Balances, June 30, 2019	**271,136**	**$**	**13,555**	**$**	**74,443**	**$**	**4,391**	**$**	**92,389**

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2019 and 2018

		2019		2018
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	91	$	1,143
Adjustments to reconcile net income to net cash (used in) provided by operating activities:				
Provision for income taxes		38		(1,046)
Decrease (increase) in commissions receivable		2,067		(1,845)
Decrease (increase) in service fees receivable		1,079		(1,829)
Decrease (increase) in other assets		12		(8,618)
Increase (decrease) in commissions payable		(33,894)		12,943
Increase (decrease) in service fees payable		(756)		1,281
Increase (decrease) in due to affiliate - BIC		(5,568)		2,706
Net cash (used in) provided by operating activities		(36,931)		4,735
Net (decrease) increase in cash		(36,931)		4,735
Cash, beginning of fiscal year		73,733		68,998
Cash, end of fiscal year	$	36,802	$	73,733

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended June 30, 2019, 2018 and 2017

Subordinated borrowings at July 1, 2017	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2018	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2019	$	-

The Notes to Financial Statements are an integral part of these statements

Note 1. The Company and Its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3). At June 30, 2019 and 2018 there was an officer commission payable included in commissions payable of $506 and $17,687, respectively. Officers' commission expense totaled $12,818 and $108,908 for the years ended June 30, 2019 and 2018, respectively.

Note 1. The Company and Its Significant Accounting Policies (Continued)

Commission Revenues

The Company earns commissions that are transaction based and are recognized at the point in time that the transaction is executed, i.e. the trade date.

Service Fees

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2019 and 2018, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

Financial Statement Presentation

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation. Stockholder's equity is unchanged due to these reclassifications.

Note 2. Due To/From Affiliate

In accordance with an agreement International Money Management Group, Inc. has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate as payment for overhead expense items. The indirect expenses are based on the Company's proportionate share of overall expenses. Overhead expense for the years ended June 30, 2019 and 2018 was $210,492 and $214,492, respectively.

International Money Management Group, Inc. receives monthly management service fee income that is payable to its affiliate, Bayview Investment Council, Inc. There was a due to Bayview Investment Council, Inc. at June 30, 2019 and 2018 of $32,572 and $38,140, respectively.

Note 3. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham and 50% by Wayne Humphries.

International Money Management Group, Inc.'s, individual and corporate client portfolios are managed by Bayview Investment Council, Inc. Bayview Investment Council, Inc. is owned 50% by Ernest Brittingham and 50% by Wayne Humphries.

Note 4. Income Taxes

The components of the provision (benefit) for income tax for the year ended June 30, 2019 and 2018 are as follows:

	2019	2018
Current income taxes:	$ -0-	$ -0-
Income tax receivable:	-0-	-0-
Deferred income taxes:	38	(1,046)
Income tax provision (benefit)	$ 38	$ (1,046)

The components of net deferred income tax are as follows at June 30, 2019 and 2018.

	2019	2018
Deferred tax asset: Current:		
Commission and service fee payables	$ 13,324	$ 23,459
Net operating loss carryforward	15,556	6,382
	$ 28,880	$ 29,841
Deferred tax liability: Current:		
Commission and service fee receivables	$ (22,670)	$ (23,593)
	$ (22,670)	$ (23,593)
Reflected in the balance sheet as a:		
Net current deferred tax asset	$ 6,210	$ 6,248

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables and net operating loss will be fully utilized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

During 2010, the Company adopted ASC 740-10 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses.

Note 4. Income Taxes (Continued)

Based on the results of managements' evaluation, adoption of ASC 740-10 did not have a material effect on the Company's financial statements. Further, no interest or penalties have been accrued or charged to expense as of June 30, 2019.

The Company's Federal and Maryland tax returns for tax years 2016, 2017, and 2018 are subject to examination, generally for three years after they are filed.

At June 30, 2019 and 2018, the Company had $53,184 and $21,819, respectively, of net operating loss carryforwards for income tax purposes. The net operating loss that occurred prior to December 31, 2017, will expire in 2036. Any deductions from income will be allowed at 100% until fully used. Any net operating losses occurring after January 1, 2018, will be deducted at 80% and carried forward indefinitely. The prior to December 31, 2017 balance of $21,819 will be carried forward to future tax years estimating deferred federal tax asset of $4,582 and deferred state tax asset of $1,800. The balance occurring after January 1, 2018 of $31,365 will be carried forward to future tax years estimating deferred federal tax asset of $6,587 and deferred state tax asset of $2,587.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2019, the Company had net capital of $64,490 which was $59,282 in excess of its required amount of $5,208.

Note 6. Subsequent Events

The Company has evaluated subsequent events through August 22, 2019, the date the financial statements were available to be issued.

SUPPLEMENTAL FINANCIAL INFORMATION

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2019

Net capital		
Total stockholders' equity	$	92,389
Deductions:		
Non-allowable assets:		
Service fees, net		8,766
Other assets		19,133
Total non-allowable assets		27,899
Net capital	$	64,490
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	14,843
Service fees payable		30,711
Due to affiliate		32,572
Income taxes payable		-
Total aggregate indebtedness	$	78,126
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt $5,208 or $5,000, whichever is greater	$	5,208

See Report of Independent Registered Public Accounting Firm

Schedule II

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2019 and 2018

	2019	2018
Customer funds held in excess	$ -	$ -
Amount in reserve bank account	$ -	$ -

See Report of Independent Registered Public Accounting Firm

Schedule III

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2019

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Report of Independent Registered Public Accounting Firm

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2019.

Net capital per June 30, 2019 FOCUS report	$	64,490
Year-end adjustments		-
Net capital per Schedule I	$	64,490

OTHER INFORMATION

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Craig A. Walter
Mark A. Welsh

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION STATEMENT UNDER RULE 15c3-3

To the Board of Directors and Stockholders
International Money Management Group, Inc.

We have reviewed management's statements, included in the accompanying Statement Regarding Exemption Report Under Rule 15c3-3, in which (1) International Money Management Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Money Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) International Money Management Group, Inc. stated that International Money Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Money Management Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Money Management Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TGM Group LLC

Salisbury, Maryland
August 22, 2019

IMMG

International Money Management Group, Inc. - Investment Bankers - Member FINRA - SIPC
Wells Cove
110 Channel Marker Way, Suite 101
Grasonville, MD 21638
Phone: (410) 827-4005 Fax: (410) 827-0797

Statement Regarding Exemption Report Under Rule 15c3-3

July 17, 2019

Broker Dealer:
International Money Management Group, Inc.
110 Channel Marker Way, Suite #101
Grasonville, MD 21638
Web CRD #14367

International Money Management Group, Inc. claims exemption from Rule 15c3-3 under provision (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. This exemption was met throughout the most previous fiscal year without exception.

Ernest (Chip) O. Brittingham, Jr.
President
(410) 827-4005 chip@immgki.com

JTL (Rule15c-3ExemptionStatement07-17-19.docx)